MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

September 20, 2022

VIA EDGAR

John F. Kernan

Staff Accountant, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

RE:	Pacific Funds Series Trust – Form N-CSR/Form N-CEN
File Nos. 333-61366 and 881-10385

Dear Mr. Kernan:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on August 23, 2022 concerning the certified annual shareholder report of Pacific Funds Series Trust (“Registrant” or “Trust”) on Form N-CSR which was filed with the Commission on June 2, 2022 (SEC Accession No. 0001193125-22-166067) on behalf of each series of Registrant (a “Fund”) as well as a comment received from Staff regarding the Trust’s Form N-CEN. Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

1.	Comment: Statement of Operations – Audit Fees: Please supplementally describe if audit fees are being accrued in accordance with the terms of the audit engagement agreement, including if they are specified at a fund level. To the extent that audit fees are being allocated to individual funds based upon a different expense allocation methodology, please explain such methodology and explain how the methodology appropriately reflects expenses incurred at a fund level. Staff notes that 12 of the 29 funds accrued between approximately $2,000 to $8,000 of legal, tax and audit service fees for the fiscal year ended 3/31/2022. Staff also notes that per disclosure included in Item 4 of previously filed Forms N-CSR, the aggregate audit fees billed for the fiscal years ending 3/31/2021 and 3/31/2020 were $727,000 and $802,000 for 29 and 33 funds audited (respectively). The reduction in audit fees charged in 2021 when the total number of funds in the audit engagement declined by 4 Funds compared to 2020 amounted to $75,000 for an average of $18,750 per Fund for which an audit was no longer required.

Response: Registrant confirms that audit fees as noted in the Form N-CSR were accrued in accordance with the terms of the audit engagement agreement with the independent auditing firm. Audit fees billed to the Trust are allocated and accrued to each Fund based on their then-current average net assets.

Pacific Funds Series Trust – Response Letter

September 20, 2022

2.	Comment: Notes to Financial Statements – Derivatives Disclosure: Please consider enhancing the summary table provided on page D-17 (“Average Positions and Values of Derivatives Instruments by Derivative Type”) to include (as applicable) average notional long and short exposure by derivative type as current disclosure may be insufficient to enable users of the financial statements to understand the volume of activity in these derivative instruments. For example, Staff notes that as of the fiscal year end, PF Multi-Asset Fund had long total return swap notional exposures to various equity indexes totaling in excess of $1 billion. Current disclosure of the actual number of open agreements and net appreciation/depreciation may not be sufficient to represent the volume of total return swap activity in this Fund to readers.

Response: Registrant will consider amending the summary table going forward to include average notional long and short exposure by derivative type.

3.	Comment: D&O/E&O Insurance: The companion Form N-CEN for Registrant for the period ended 3/31/2022 indicates that a claim was filed against the Trust’s Director & Officer/Errors and Omissions (“D&O/E&O”) Insurance Policy. Please discuss in correspondence the issues and outcomes related to this claim. If this claim is related to other funds in the investment company complex, please indicate.

Response: Registrant confirms that there were no D&O/E&O claims filed during the annual reporting period ended 3/31/2022. Item B.13.a.i. of Form N-CEN was marked “Yes” in error.

If you have any questions or further comments, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Trevor T. Smith, Pacific Funds Series Trust
Audrey L. Cheng, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Sullivan & Worcester LLP